Exhibit 1.01

CyberOptics Corporation

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of CyberOptics Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

The rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, or if it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its Conflict Minerals did come from recycled or scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed. However, if a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

Pursuant to SEC guidance, this Report is not audited and is not required to be audited as none of the Company’s products have been found to be “DRC conflict free”.

Description of The Company’s Products Covered by this Report

We develop, manufacture and sell intelligent, non-contact sensors and systems for process control and inspection. Our products are used primarily in the Surface Mount Technology (SMT) electronic circuit board assembly and semiconductor fabrication industries and enable manufacturers to increase operating efficiencies, product yields and quality. In addition to proprietary hardware designs that combine precision optics, various light sources and multiple detectors, our products incorporate software that controls the hardware and filters and converts raw data into application specific information. Our product offerings are sold to original equipment manufacturers (OEMs) and end-user customers who use our SMT sensors, inspection systems and WaferSense® products for process and quality control in the circuit board manufacturing and semiconductor fabrication processes.

Three main types of products are covered by this Report.

a)	Surface Mount Technology (SMT) Electronic Assembly Alignment Sensors

These are a family of alignment sensors that are customized and incorporated into the equipment manufactured by our customers for use in SMT circuit board assembly.

b)	Surface Mount Technology (SMT) Inspection Systems

These are solder paste inspection (SPI) and automated optical inspection (AOI) inspection system products used in the SMT electronic assembly industry for process control and inspection. These systems are sold directly to end-user manufacturing customers that use them in a production line or along-side a production line to maintain process and quality control.

c)	Semiconductor Products

Our principal semiconductor products include the WaferSense® family of products, which are a series of wireless sensors that provide measurements of critical factors in the semiconductor fabrication process. Other semiconductor products include sensors that inspect the presence and orientation of semiconductor wafers in cassettes and Front Opening Unified Pods (FOUPS) during the fabrication process, and frame grabber and machine vision subsystems.

Due Diligence

1.1	Design of Due Diligence

The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith inquiry was designed to determine, to the extent reasonably possible, whether any Conflict Minerals in our products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of Conflict Minerals in our products.

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related Supplements for gold and for tin, tantalum and tungsten.

1.2	Supply chain

We do not purchase Conflict Minerals directly from mines, smelters or refiners and do not have any direct relationship with them. Our supply chain with respect to our products is complex and there are many parties in the supply chain between the manufacture of our products and the original source of Conflict Minerals.

1.3	Controls Systems

We have established a Conflict Minerals Steering Committee, which consists of the Chief Financial Officer, Director of Operations, and the Corporate Counsel. The team is responsible for implementing our Conflict Minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Other controls include, but are not limited to, our Conflict Minerals Policy which is available at: http://www.cyberoptics.com/pdf/Support/QF74_013.pdf. The Conflict Minerals Policy is part of our supplier terms in our standard terms and conditions of purchase.

1.4	Supplier Information

We have identified 47 top tier suppliers of products that likely contain Conflict Minerals.

Supplier Survey

We conducted a survey of those suppliers described above using a questionnaire designed to determine the presence of Conflict Minerals in the products supplied to us as well as information regarding the source of the Conflict Minerals, if known. It includes questions regarding a supplier’s conflict-free policy and its engagement with its direct suppliers.

Survey Responses

We received responses from 32 of the 47 suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We worked directly with these suppliers to provide revised responses.

None of our suppliers were able to specify the smelters or refiners used for components or products supplied to us. We are therefore unable to determine or to identify any of the smelters or refiners in our supply chain.

1.5	Risk Mitigation & Future Due Diligence Measures

In response to this risk assessment, we have approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Expand the number of suppliers requested to supply information.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD guidance.

Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.